BP 3/5

12012258

[UNITED STA]TES
[SECURITIES AND EXCHAN]GE COMMISSION
[W]ashington, D.C. 20549

SEC Mail Processing Section
FEB 27 2012
Washington, DC
125

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67155

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Plexus Energy Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1775 Sherman Street, Suite 2400
(No. and Street)

Denver (City) CO (State) 80203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wayne W. Williamson 303-225-5296
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harding and Hittesdorf, P.C.
(Name – *if individual, state last, first, middle name*)

650 S. Cherry Street, Suite 1050 (Address) Denver (City) CO (State) 80246 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

N.G. 3/6

OATH OR AFFIRMATION

I, Wayne W. Williamson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Plexus Energy Capital, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TARA N LEE NOTARY PUBLIC STATE OF COLORADO MY COMMISSION EXPIRES 07/19/2014

Tara N Lee
Notary Public

W W Williamson
Signature

CFO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PLEXUS ENERGY CAPITAL, LLC
(SEC File No. 8-67155)

Financial Statements and Supplemental
Schedules for the Years Ended December 31, 2011 and 2010
and Independent Auditors' Report and
Supplemental Report on Internal
Accounting Control

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246

PLEXUS ENERGY CAPITAL, LLC
(SEC File No. 8-67155)

Financial Statements and Supplemental
Schedules for the Years Ended December 31, 2011 and 2010
and Independent Auditors' Report and
Supplemental Report on Internal
Accounting Control

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

INDEPENDENT AUDITORS' REPORT

To The Members
Plexus Energy Capital, LLC
Denver, Colorado

We have audited the accompanying statements of financial condition of Plexus Energy Capital, LLC (a limited liability company) as of December 31, 2011 and 2010, and the related statements of operations, changes in members' equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with audit standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinions.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Plexus Energy Capital, LLC at December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Hard Hittesdorf, P.C.
HARDING AND HITTESDORF, P.C.
Certified Public Accountants

February 8, 2012

PLEXUS ENERGY CAPITAL, LLC

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	DECEMBER 31, 2011	DECEMBER 31, 2010
CURRENT ASSET:		
Cash and cash equivalents	$ 31,717	$ 23,992
OTHER ASSET:		42
TOTAL ASSETS	$ 31,717	$ 24,034

LIABILITIES AND MEMBERS' EQUITY

	2011	2010
CURRENT LIABILITIES:		
Due to related party	$ 749	$ 118
Accrued expenses		526
TOTAL LIABILITIES	749	644
MEMBERS' EQUITY	30,968	23,390
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 31,717	$ 24,034

See accompanying notes to financial statements.

PLEXUS ENERGY CAPITAL, LLC

STATEMENTS OF OPERATIONS

	YEARS ENDED DECEMBER 31, 2011	YEARS ENDED DECEMBER 31, 2010
REVENUES:		
Engagement fees	$ 3,810	$ 6,552
Interest and dividends	11	50
	3,821	6,602
OPERATING EXPENSES:		
Contract services	5,513	4,000
Professional fees	3,250	3,100
Membership dues	2,527	2,392
Overhead charges paid to related entity (Note C)	2,400	50,400
Salaries and benefits	1,999	526
Education	930	-
Other operating expenses	572	4,549
Commissions and other compensation	-	2,750
	17,191	67,717
OTHER INCOME (EXPENSE):		
Loss on investment	(42)	-
NET INCOME (LOSS)	$ (13,412)	$ (61,115)

See accompanying notes to financial statements.

PLEXUS ENERGY CAPITAL, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

Members' equity at January 1, 2010	$	87,255
Members' distributions		(2,750)
Net loss		(61,115)
Members' equity at December 31, 2010		23,390
Members' contributions		25,243
Members' distributions		(4,253)
Net loss		(13,412)
Members' equity at December 31, 2011	$	30,968

See accompanying notes to financial statements.

PLEXUS ENERGY CAPITAL, LLC

STATEMENTS OF CASH FLOWS

	YEARS ENDED DECEMBER 31, 2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (13,412)	$ (61,115)
Adjustments to Reconcile Net Income to Net Cash Used For Operations:		
Loss on investment	42	-
Noncash equity interest received as revenue	-	(2,750)
Increase (decrease) in cash resulting from change in:		
Due from related parties	631	(882)
Accrued expenses	(526)	526
NET CASH USED FOR OPERATING ACTIVITIES	(13,265)	(64,221)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Members' contributions	25,243	-
Members' distributions	(4,253)	-
NET CASH PROVIDED FINANCING ACTIVITIES	20,990	-
NET DECREASE IN CASH AND CASH EQUIVALENTS	7,725	(64,221)
CASH AND CASH EQUIVALANTS AT BEGINNING OF YEAR	23,992	88,213
CASH AND CASH EQUIVALANTS AT END OF YEAR	$ 31,717	$ 23,992

Supplemental disclosure of noncash data:
The Company distributed a $2,750 noncash equity ownership interest in an investment to its members during the year ended December 31, 2010.

See accompanying notes to financial statements.

PLEXUS ENERGY CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2011 and 2010

A. Summary of Significant Accounting Policies

Organization

Plexus Energy Capital, LLC (the Company) is a Colorado limited liability company formed September 23, 2005 to engage in investment banking and financial consulting. The Company currently operates as a consultant in debt and equity financing transactions for a fee. The Company is a broker-dealer registered with the Financial Industry Regulatory Authority.

Cash and Cash Equivalents

The Company considers cash on hand and investments with original maturities of three months or less to be cash equivalents.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments. The Company restricts temporary cash investments to financial institutions with high credit standing. Such temporary cash investments are often in excess of the FDIC insurance limit.

Income Taxes

The Company is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the financial statements. Income of the Company is taxed to the members' in their individual returns.

The Company files income tax returns in the U.S. federal jurisdiction and the state of Colorado. The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2009.

A. Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. The Company recognized no increase in the liability for unrecognized tax benefits. The Company has no tax position at December 31, 2011 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized during the periods presented. The Company had no accruals for interest and penalties at December 31, 2011 or 2010.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

B. Significant Clients

The Company generally derives significant revenue from a few key clients. However, the makeup of the Company's client base varies from year to year. Accordingly, an annual concentration in revenue from the same clients is remote. In 2011, the Company derived 100% of total fee revenue from one client. In 2010, the Company derived 100% of total fee revenue from two clients.

C. Transactions with Related Entities

The Company has an expense paying and sublease agreement with a related entity. This related entity provides administrative services including payroll functions and bill paying services. The Company reimburses the related entity through a direct cost reimbursement agreement. The Company paid $2,400 and $50,400 for years 2011 and 2010, respectively for the personal property, utilities and office space to the related party. The members' of the Company feel that this amount represents a reasonably approximate valuation of the personal property, utilities and office space provided.

D. Subsequent Events

Subsequent events have been evaluated through February 8, 2012, which is the date the financial statements were available to be issued.

E. Statutory Requirements

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital as defined under such rule. At December 31, 2011, the Company's net capital was $30,346 and the required net capital was $5,000.

The Company is exempt from certain provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is not required to maintain a "Special Account for Exclusive Benefit of Customers". Such exemption is in accordance with paragraph (k) (2) (i) of the Rule.

SUPPLEMENTARY INFORMATION

PLEXUS ENERGY CAPITAL, LLC

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL, MINIMUM NET CAPITAL REQUIRED, AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2011

COMPUTATION OF NET CAPITAL AND MINIMUM NET CAPITAL REQUIRED

MEMBERS' EQUITY	$ 30,968
DEDUCTIONS:	
Haircut on securities	(622)
NET CAPITAL	$ 30,346
MINIMUM NET CAPITAL REQUIRED (greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 5,000

AGGREGATE INDEBTEDNESS

TOTAL LIABILITIES AND AGGREGATE INDEBTEDNESS	$ 749
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.025:1

There is no difference between the above net capital computation and the corresponding computation included in the Company's Form X-17A-5 Part IIA Filing.

PLEXUS ENERGY CAPITAL, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2011

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (i) of the Rule.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

February 8, 2012

To The Members
Plexus Energy Capital, LLC
Denver, Colorado

In planning and performing our audit of the financial statements of Plexus Energy Capital, LLC (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and

procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harding and Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Members
Plexus Energy Capital, LLC
Denver, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Plexus Energy Capital, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Plexus Energy Capital, LLC compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Plexus Energy Capital, LLC's management is responsible for the Plexus Energy Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [cancelled check] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [no adjustments] noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [financial statements] supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Harding and Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.

February 8, 2012

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended ____________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067155 FINRA DEC
PLEXUS ENERGY CAPITAL LLC 21*21
1775 SHERMAN ST STE 2400
DENVER CO 80203-4352

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Tara Lee 303 2255296

2. A.	General Assessment (item 2e from page 2)		$ 9.47
B.	Less payment made with SIPC-6 filed (exclude interest)		(0)
	____________ Date Paid		
C.	Less prior overpayment applied	5/b $ 133.49	(123.95)
D.	Assessment balance due or (overpayment)		
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 0
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$	
H.	Overpayment carried forward	$(114.03)	5/b overpaid by $ 124.02

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Plexus Energy Capital
(Name of Corporation, Partnership or other organization)

Tara Lee
(Authorized Signature)

Secretary
(Title)

Dated the 23 day of January, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: 1/23/12 Postmarked 2/3/12 Received ______ Reviewed

Calculations ______ LB Documentation ______ Forward Copy ______

Exceptions: 2-10-12 Edited for your information.

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1, 20 11
and ending 12-31, 20 11

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3789
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 3789
2e. General Assessment @ .0025	$ 9.47

(to page 1, line 2.A.)